

DIVISION OF
CORPORATION FINANCE

Mail Stop 3010

August 4, 2009

VIA USMAIL and FAX (412) 375-3980

Mr. Bradley L. Mallory
President and Chief Executive Officer
Michael Baker Corporation
Airside Business Park
100 Airside Drive
Moon Township, PA 15108

> **Re: Michael Baker Corporation**
> **Form 10-K for the year ended 12/31/2008**
> **Filed on 03/10/09**
> **File No. 001-06627**

Dear Mr. Mallory:

We have completed our review of your filing and have no further comments at this time.

Sincerely,

Karen J. Garnett
Assistant Director